FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

2014 RESULTS HIGHLIGHTS

•   Reported profit before tax ('PBT') down 17% in 2014 at US$18,680m, compared with US$22,565m in 2013. This primarily reflected lower business disposal and reclassification gains and the negative effect, on both revenue and costs, of significant items including fines, settlements, UK customer redress and associated provisions.

• Adjusted PBT was broadly unchanged in 2014 at US$22,829m and excludes the year-on-year effects of foreign currency translation and significant items, compared with US$22,981m in 2013.

• Earnings per share and dividends per share in respect of the year were US$0.69 and US$0.50 respectively, compared with US$0.84 and US$0.49 for 2013.

• Return on equity lower at 7.3%, compared with 9.2% in 2013.

• Stable revenue - 2014 adjusted revenue of US$62,002m compared with US$61,854m in 2013, underpinned by growth in Commercial Banking, notably in our home markets of Hong Kong and the UK.

• Loan impairment charges were lower reflecting the current economic environment and the changes we have made to our portfolio since 2011.

•   Higher 2014 operating expenses - adjusted operating expenses in 2014 were US$37,854m, up 6.1% from US$35,682m in 2013, due to increased regulatory and compliance costs, inflationary pressures and investment in strategic initiatives to support growth.

• Capital - the common equity tier 1 capital ratio (CRD IV transitional basis) was 10.9% at 31 December 2014, up from 10.8% at 31 December 2013.

Stuart Gulliver, Group Chief Executive said:

"2014 was a challenging year in which we continued to work hard to improve business performance while managing the impact of a higher operating cost base. Profits disappointed, although a tough fourth quarter masked some of the progress made over the preceding three quarters. Many of the challenging aspects of the fourth quarter results were common to the industry as a whole. In spite of this, there were a number of encouraging signs, particularly in Commercial Banking, Payments & Cash Management and renminbi products and services. We were also able to continue to grow the dividend."

	Twelve months ended 31 December
	2014	2013	Change
	US$m	US$m	%
Income statement and performance measures1
Reported profit before tax	18,680	22,565	(17)
Adjusted profit before tax	22,829	22,981	(1)
Profit attributable to ordinary shareholders of the parent company	13,115	15,631	(16)
Cost efficiency ratio	67.3%	59.6%
Pre-tax return on average risk-weighted assets	1.5%	2.0%

	At 31 December
	2014	2013	Change
	%	%

Capital and balance sheet3
CRD IV transitional
Common equity tier 1 ratio	10.9	10.8
Tier 1 ratio	12.5	12.0
Total capital ratio	15.6	14.9
CRD IV end point
Common equity tier 1 ratio	11.1	10.9
Basel 2.5
Core tier 1 ratio	n/a	13.6
Tier 1 ratio	n/a	14.5
Total capital ratio	n/a	17.8

	US$m	US$m	US$m

Loans and advances to customers2	974,660	992,089	(17,429)
Customer accounts2	1,350,642	1,361,297	(10,655)
Risk-weighted assets3	1,219,765	1,092,653

For footnotes, see page 2.

	Twelve months ended 31 December
	2014	2013
	US$m	US$m
Reported
Revenue4	61,248	64,645
Loan impairment charges and other credit risk provisions	(3,851)	(5,849)
Operating expenses	(41,249)	(38,556)
Profit before tax	18,680	22,565

Adjusted
Revenue4	62,002	61,854
Loan impairment charges and other credit risk provisions	(3,851)	(5,614)
Operating expenses	(37,854)	(35,682)
Profit before tax	22,829	22,981
Other significant items affecting adjusted performance - Losses/(gains)
Revenue
Debit valuation adjustment on derivative contracts	332	(106)
Fair value movements on non-qualifying hedges	541	(511)
(Gain)/loss on sale of several tranches of real estate secured accounts in the US	(168)	123
Gain on sale of shareholding in Bank of Shanghai	(428)	−
Impairment of our investment in Industrial Bank	271	−
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	632	−
Net gain on completion of Ping An disposal5	−	(553)
FX gains relating to sterling debt issued by HSBC Holdings	−	(442)
Write-off of allocated goodwill relating to the GPB Monaco business	−	279
Loss on sale of non-real estate secured accounts in the US	−	271
Loss on early termination of cash flow hedges in the US run-off portfolio	−	199
Loss on sale of an HFC Bank UK secured loan portfolio	−	146

Operating expenses
Charge in relation to the settlement agreement with Federal Housing Finance Authority	550	−
Settlements and provisions in connection with foreign exchange investigations	1,187	−
Restructuring and other related costs	278	483
Regulatory provisions in GPB	65	352
UK customer redress programmes	1,275	1,235
Madoff-related litigation costs	−	298
US customer remediation provisions relating to CRS	−	100
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	−	(430)

1 Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.
2   From 1 January 2014, non-trading reverse repos and repos are presented as separate lines in the balance sheet. Previously, non-trading reverse repos were included within 'Loans and advances to banks' and 'Loans and advances to customers' and non-trading repos were included within 'Deposits by banks' and 'Customer accounts'. Comparative data have been re-presented accordingly. Non-trading reverse repos and repos have been presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. The extent to which reverse repos and repos represent loans to/from customers and banks is set out in Note 17 of the Annual Report and Accounts 2014.

3   On 1 January 2014, CRD IV came into force and the calculation of capital resources and risk-weighted assets at 31 December 2014 are calculated and presented on this basis. 2013 comparatives are on a Basel 2.5 basis.

4 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
5   The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

Statement by Douglas Flint, Group Chairman

HSBC's performance in 2014 reflected another year of consolidation in the reshaping and strengthening of the Group against a backdrop of geopolitical and economic headwinds, many of which could not have been foreseen at the outset of the year.

As economic activity in much of the world failed to reach the levels required to rebuild sustainable consumer confidence and prompt renewed investment expenditure, governments most impacted expanded their stimulus measures and the major central banks maintained interest rates at their unprecedented low levels. Concerns over deflationary trends, particularly in the eurozone, grew. Although China delivered growth which comfortably surpassed all other major economies, expectations of slower growth in the future weighed heavily on market sentiment and contributed to significant commodity price falls and further curtailment of global investment spending.

Unsurprisingly in this environment, revenue growth opportunities were strongest in our Asian businesses, with expansion in lending and debt capital financing. Cost progression continued globally in large part to implement regulatory change and enhance risk controls, notably around financial system integrity and conduct. Streamlining initiatives could only partly offset this cost expansion. Further customer redress costs and regulatory penalties around past failings reinforced the Board's continuing commitment to prioritise whatever further investment in systems and controls is necessary to mitigate future repetition.

It is clear now that societal, regulatory and public policy expectations of our industry are changing its long-term cost structure. Technological advancements around data analytics, including 'big data', are providing much more sophisticated tools to enhance our capabilities to protect the financial system from bad actors. Also, as more and more customers choose to transact online and through mobile devices, we are making the necessary investment to protect ourselves and our customers from cyber threats. Building the required analytical capabilities entails considerable investment in systems and in maintaining customer data which is accurate and up to date. Reconfiguring customer and transactional data to the digital age is no small endeavour given legacy systems and a multiplicity of historical data standards globally. The benefits, however, of enhanced customer due diligence capabilities and greater systems security essentially go to the core of our systemic role and allow us to be more proactive in fulfilling that role as a key gatekeeper to the financial system.

As our industry reshapes in response to public policy and regulatory directives, we now need to demonstrate, through clarity of our business model, the value to society of our scale and diversification. We must never forget that investors have choices where to invest and individuals have choices where to make their careers. Thus it is essential that we can demonstrate a positive contribution to the societies we serve in order to bolster the business friendly environment that all agree is essential for economic growth and prosperity.

For 150 years HSBC has been following trade and investment flows to serve customers as they fulfil their financial ambitions. In a world which has moved from being interconnected to being interdependent, our business model is increasingly relevant to companies of all sizes and to individuals whose financial future is linked to economic activity in multiple countries.

This can be seen most markedly in our Commercial Banking business, which delivered a record year buoyed by the expansion of supply chain management solutions and increasing cross-border payment flows. Our network coverage of the countries which originate more than 85% of the world's payment activity drives this key element of our business model. On the investment side, throughout our network we saw corporate flows continuing to target the higher growth emerging markets. At the same time, growth in outward investment from mainland China accelerated as its major companies sought diversification and access to both skill bases and markets. These trends played to HSBC's scale and presence in the key financial centres, allowing us to support customers with debt and equity financing solutions, offering tailored liquidity and transactional banking support and providing risk management solutions primarily against our clients' interest rate and foreign exchange exposures. Success was evidenced by growing recognition in industry awards, the most important of which are referred to in the Group Chief Executive's Review. Finally, our Retail Banking and Wealth Management business continued its journey to build a sustainable customer focused business model, completing the removal of formulaic links between product sales and performance-related pay of our staff, and expanding our digital and mobile offerings.

Performance in 2014

Profit before tax of US$18.7bn on a reported basis was US$3.9bn or 17% lower than that achieved in 2013. This primarily reflected lower business disposal and reclassification gains and the negative effect, on both revenue and costs, of significant items including fines, settlements, UK customer redress and associated provisions. On the adjusted basis that is one of the key metrics used to assess current year management and business performance, profit before tax was US$22.8bn, broadly in line with 2013 on a comparable basis.

Earnings per share were US$0.69, against US$0.84 in 2013. The Group's capital position remained strong with the transitional common equity tier 1 ratio standing at 10.9% at the end of the year, compared with 10.8% 12 months earlier, and our end point ratio at 11.1% compared with 10.9%. Based on this capital strength and the Group's capital generating capabilities, the Board approved a fourth interim dividend in respect of 2014 of US$0.20 per share, taking the total dividends in respect of the year to US$0.50 per share (US$9.6bn, US$0.4bn higher than in respect of 2013).

Taking into account this financial performance, together with the further progress made in reshaping the Group, responding to regulatory change and implementing Global Standards, the Board considered executive management to have made good progress during 2014 towards strengthening HSBC's long-term competitive position.

The Group Chief Executive's Review analyses in detail the important benchmarks and highlights of 2014.

Regulatory landscape becomes clearer but still much to do

A great deal of progress was made during 2014 to finalise the framework under which globally systemic banks like HSBC will be required to operate when it is fully implemented. This clarity is essential if we are to be able to position our global businesses to meet the return expectations of those who invest in us within an acceptable risk appetite.

In particular, major progress was made in addressing the challenge of 'too big to fail', largely through finalising proposals to augment existing loss absorbing capacity with 'bail-inable' debt and through greater definition of how resolution frameworks would operate in practice. In both cases, this involved the critical issue of how to address cross-border implications and home and host country regulatory responsibilities.

There is, however, still much to complete. The regulatory reform agenda for 2015 is very full with pending public policy decisions, regulatory consultations and impact studies in areas of far reaching influence to the structure of our industry. These include the conclusion of structural separation deliberations in Europe, further work on so called 'shadow banking' including identifying non-bank systemically important institutions, addressing the resolution framework for central counterparties, finalising the calibration of the leverage ratio, calibrating the quantum of total loss absorbing capacity to be raised and settling the disposition of that capacity within global groups.

In addition, further work will be undertaken on utilising standardised risk weights to overcome regulatory loss of confidence in internally modelled capital measures and a 'fundamental review of the trading book' is also underway within the regulatory community to look again at capital support for this activity. These measures, which in aggregate are designed to make the industry structurally more stable, will take the next five or so years to implement, an indication of the scale of the transformation to be completed.

During 2014, the UK government also confirmed the permanence of the UK bank levy. This was introduced in 2010, in part to address the burden borne by taxpayers from failures during the global financial crisis; in 2014, the cost to HSBC of the levy was US$1.1bn, an increase of US$0.2bn over 2013. 58% of the levy we pay does not relate to our UK banking activity.

Rebuilding trust

Restoration of trust in our industry remains a significant challenge as further misdeeds are uncovered but it is a challenge we must meet successfully. We owe this not just to society but to our staff to ensure they can be rightly proud of the organisation to which they have committed their careers. When commentators extrapolate instances of control failure or individual misconduct to question the culture of the firm it strikes painfully at the heart of our identity.

Swiss Private Bank

The recent disclosures around unacceptable historical practices and behaviour within the Swiss private bank remind us of how much there still is to do and how far society's expectations have changed in terms of banks' responsibilities. They are also a reminder of the need for constant vigilance over the effectiveness of our controls and the imperative to embed a robust and ethical compliance culture.

We deeply regret and apologise for the conduct and compliance failures highlighted which were in contravention of our own policies as well as expectations of us.

In response to, and in parallel with, the tax investigations prompted by the data theft more than eight years ago, we have been completely overhauling our private banking business, putting the entire customer base through enhanced due diligence and tax transparency filters. Our Swiss Private Bank customer base and the countries we serve are now both about one-third of the size they were in 2007. In addition, HSBC is already working to implement the OECD's Common Reporting Standard and other measures to foster greater transparency. We cannot change the past. But, looking to the future, we can and must reinforce controls and provide demonstrable evidence of their effectiveness. This forms part of our commitment to Global Standards, to ensure that we will never knowingly do business with counterparties seeking to evade taxes or use the financial system to commit financial crime.

Banking standards

More broadly, following the publication in 2013 of the Parliamentary Commission on Banking Standards, considerable progress has been made in giving effect to its recommendations. The Financial Services (Banking Reform) Act of 2013 provided greater clarity on the accountabilities and responsibilities of management and the Board. We welcome the appointment of Dame Colette Bowe to lead the Banking Standards Review Council and have committed to support her fully in its work. The current Fair and Effective Markets Review being conducted by the Bank of England, Her Majesty's Treasury and the Financial Conduct Authority is an extremely timely and important exercise to re-establish the integrity of wholesale financial markets.

In terms of our own governance of these areas, the Conduct & Values Committee of the Board that we created at the beginning of 2014 to focus on behavioural issues has established itself firmly as the central support to the Board in these important areas.

Board changes

Since we reported at the interim stage we have taken further steps to augment the skills and experience within the Board and to address succession to key roles.

On 1 January 2015, Phillip Ameen joined the Board and the Group Audit Committee as an independent non-executive Director. Phil was formerly Vice President, Comptroller and Principal Accounting Officer of General Electric Corp. He brings with him extensive financial and accounting experience gained in one of the world's leading international companies as well as a depth of technical knowledge from his long service in the accounting standard setting world. As a serving Director on HSBC's US businesses he also brings further detailed insight to Group Board discussions and enhances the strong links that already exist between the Group Board and its major subsidiaries.

Sir Simon Robertson had previously indicated his intention to retire from the Board at the upcoming AGM. I am delighted to report that Simon has agreed to stay on for at least a further year as Deputy Chairman. He has been a considerable support to me and to Stuart Gulliver, in addition to his role leading the non-executives, and we are all delighted that we shall continue to benefit from his wisdom and experience.

150th anniversary

2015 marks the 150th anniversary of our founding back in Hong Kong and Shanghai as a small regional bank focused on trade and investment. All of us within HSBC owe a huge debt of gratitude and respect to our forebears who charted the course that has taken HSBC to one of the most important institutions serving the financial needs of this inter-dependent world.

Outlook

It is impossible not to reflect on the very broad range of uncertainties and challenges to be addressed in 2015 and beyond, most of which are outside our control, particularly against a backdrop of patchy economic recovery and limited policy ammunition. Unexpected outcomes arising from current geopolitical tensions, eurozone membership uncertainties, political changes, currency and commodity price realignments, interest rate moves and the effectiveness of central banks' unconventional policies, to name but a few, all could materially affect economic conditions and confidence around investment and consumption decisions. One economic uncertainty stands out for a major financial institution headquartered in the UK, that of continuing UK membership of the EU. Today, we publish a major research study which concludes that working to complete the Single Market in services and reforming the EU to make it more competitive are far less risky than going it alone, given the importance of EU markets to British trade.

There are also many underlying positive trends that shape our thinking about the coming year. We are very encouraged by the trends in outward investment from China, the potential for further liberalisation and internationalisation of the renminbi and the reshaping of the Chinese economy from export dependence to domestic consumption. We are positive on the opportunities that will arise from Capital Markets Union within Europe and the declared focus of the incoming Commission on growth and jobs. The strength of the US economy and the benefits of lower oil prices should be positive drivers of growth. There is much to be gained from successful negotiation of the Transatlantic Trade and Investment Partnership and the Trans-Pacific Partnership. Current attention on funding infrastructure investment globally is potentially of huge significance.

Finally, on behalf of the Board, I want again to express our thanks and gratitude to our 266,000 colleagues around the world who worked determinedly in 2014 to build an HSBC fit for the next 150 years.

Review by Stuart Gulliver, Group Chief Executive

2014 was a challenging year in which we continued to work hard to improve business performance while managing the impact of a higher operating cost environment.

Profits disappointed, although a tough fourth quarter masked some of the progress made over the preceding three quarters. Many of the challenging aspects of the fourth quarter results were common to the industry as a whole. In spite of this, there were a number of encouraging signs, particularly in Commercial Banking, Payments & Cash Management and renminbi products and services. We were also able to continue to grow the dividend.

Reported profit before tax in 2014 was US$18.7bn, US$3.9bn lower than in the previous year. This reflected lower gains from disposals and reclassifications, and the negative effect of other significant items, including fines, settlements, UK customer redress and associated provisions, totalling US$3.7bn.

Adjusted profit before tax, which excludes the year-on-year effects of currency translation differences and significant items, was US$22.8bn, broadly unchanged on 2013.

Asia continued to provide a strong contribution to Group profits. Middle East and North Africa reported a record profit before tax in 2014. Together, Asia and MENA generated more than 70% of adjusted Group profit before tax.

Commercial Banking also delivered a record reported profit, which is evidence of the successful execution of our strategy. Revenue in CMB continued to grow, notably in our two home markets of Hong Kong and the UK.

Global Banking and Markets performed relatively well for the first three quarters of the year, but, like much of the rest of the industry, suffered a poor fourth quarter. Revenue was lower in 2014, particularly in our Markets businesses, but all other client-facing businesses delivered year-on-year growth.

Revenue was also lower in Retail Banking and Wealth Management, due primarily to the continuing repositioning of the business. However, in our Global Asset Management business we continued our strategy of strengthening collaboration across our global businesses, which helped to attract net new money of US$29bn.

Global Private Banking continues to undergo a comprehensive overhaul which was accelerated from 2011. As part of this overhaul, we are implementing tough financial crime, regulatory compliance and tax transparency measures. In order to achieve our desired business model and informed by our six filters process, we have also sold a number of businesses and customer portfolios, including assets in Japan, Panama and Luxembourg. The number of customer accounts in our Swiss Private Bank is now nearly 70% lower than at its peak. We continued to remodel the Private Bank in 2014, which included the sale of a customer portfolio in Switzerland to LGT Bank. One consequence of this remodelling was a reduction in revenue. We have also grown the parts of the business that fit our new model, attracting US$14bn of net new money in 2014, mostly through clients of Global Banking & Markets and Commercial Banking.

Loan impairment charges were lower, reflecting the current economic environment and the changes we have made to our portfolio since 2011.

Operating expenses were higher due to increased regulatory and compliance costs, inflationary pressures and investment in strategic initiatives to support growth, primarily in Commercial Banking in Asia and Europe. Significant items, which include restructuring costs, were also higher than last year.

We agreed settlements in respect of inquiries by the UK Financial Conduct Authority and the US Commodity Futures Trading Commission into the foreign exchange market in 2014. HSBC was badly let down by a few individuals whose actions do not reflect the vast majority of employees who uphold the values and standards expected of the bank. This matter is now rightly in the hands of the Serious Fraud Office.

Our balance sheet remained strong, with a ratio of customer advances to customer accounts of 72%. Excluding the effects of currency translation, customer loans and advances grew by US$28bn during 2014.

The common equity tier 1 ratio on a transitional basis was 10.9% and on a CRD IV end point basis was 11.1% at 31 December 2014.

Connecting customers to opportunities

2015 is HSBC's 150th anniversary. Founded in Hong Kong in 1865 to finance local and international trade, the bank expanded rapidly to capture the increasing flow of commerce between Asia, Europe and North America. Our ability to connect customers across the world remains central to the bank's strategy today and in 2014 we continued to develop and grow the product areas that rely on international connectivity.

Our market-leading Global Trade and Receivables Finance business remains strong and we were voted best global trade finance bank and best trade finance bank in MENA in the Global Trade Review 'Leaders In Trade' Awards.

In Payments and Cash Management, we increased customer mandates and improved client coverage. We were recognised as the best global cash management bank for the third successive year in the 2014 Euromoney Cash Management Survey.

Our share of the capital financing market continued to improve and we were ranked number one for debt capital markets in our home markets of the UK and Hong Kong, and number one for Equity Capital Markets in Hong Kong by Dealogic. HSBC was also named global bond house of the year, global derivatives house of the year and Asian bond house of the year in the International Financing Review Awards 2014.

We consolidated our leadership of the rapidly growing renminbi market in 2014. According to SWIFT, the renminbi is now the fifth most widely used payment currency in the world, up from 13th just two years ago. We increased revenue from renminbi products and retained our ranking as number one issuer of offshore renminbi bonds worldwide over the last twelve months. HSBC was also recognised as the best overall provider for products and services in Asiamoney's Offshore Renminbi Services Survey in 2014, and renminbi house of the year in the 2014 Asia Risk Awards.

Operating a global business

It is already clear that the regulatory costs of operating a global business model have increased since we announced our strategy for HSBC in 2011.

As the Group Chairman's Statement explains, the regulatory environment continues to evolve.

Our commitment to be the world's leading international bank means that improving our regulatory and compliance abilities and implementing Global Standards must remain priorities for HSBC. Our Compliance staff headcount has more than doubled since 2011 and there is more work still to do to strengthen the Group's compliance capability.

At the same time, the level of capital that we hold has increased by over 60% since before the financial crisis. Specifically, we have further strengthened our capital levels in response to increasing capital requirements from the UK Prudential Regulation Authority.

Whilst we expected an increase in the amount of capital we were required to hold when setting targets for the Group in 2011, we could not have foreseen the full extent of the additional costs and capital commitment that would subsequently be asked of us. The pace of change has been exceptional. As a consequence, some of the targets that we set for the Group in 2011 are no longer realistic.

In recognition of that fact, we have set new medium-term targets that better reflect the ongoing operating environment.

We are setting a revised return on equity target of more than 10%. This target is modelled using a common equity tier 1 capital ratio on a CRD IV end point basis in the range of 12% to 13%.

Our cost target will be to grow our revenue faster than costs ('positive jaws') on an adjusted basis.

We are also restating our commitment to grow the dividend. To be clear, the progression of dividends should be consistent with the growth of the overall profitability of the Group and is predicated on our ability to meet regulatory capital requirements in a timely manner.

These targets offer a realistic reflection of the capabilities of HSBC in the prevailing operating environment.

Our employees

I am grateful for the hard work, dedication and professionalism of all of our employees in 2014.

Extensive work was required to prepare HSBC for stress tests in a number of jurisdictions throughout the year, the results of which confirmed the capital strength of the Group. HSBC will face additional stress testing in 2015.

We all have to work continuously to make sure that the Group remains compliant with anti-money laundering and sanctions legislation and this effort continued in 2014.

Management and staff across the Group continued to work very closely with the Monitor to deliver our commitments under the terms of our December 2012 settlement agreements with the US authorities and the UK Financial Conduct Authority. We have now received the second annual report from the Monitor. Whilst it confirmed that we continue to comply with the obligations we undertook in the Deferred Prosecution Agreement with the US Department of Justice, as we expected we still have substantial work to do.

Summary and outlook

The business remains in a good position structurally to capitalise on broader market trends and the macroeconomic backdrop remains favourable, notwithstanding the continuing low interest rate environment. There are still a number of historical issues left to resolve and we will make further progress on these in 2015. We will also continue the work we started in 2011 to simplify the Group to make it easier to manage and control.

Our 2014 results show a business powered by our continued strength in Hong Kong, with significant additional contributions from the rest of Asia and the Middle East and North Africa. The continuing success of Commercial Banking and the resilience of our differentiated Global Banking & Markets business illustrate the effectiveness of our strategy to bridge global trade and capital flows. Retail Banking & Wealth Management remains a work in progress, but we took considerable further steps to de-risk the business in 2014. Global Private Banking continues to attract net new money from clients in our other global businesses. We maintain a sharp focus on generating net savings to offset increased costs arising from inflation, and the cost of implementing global standards.

Our early 2015 performance has been satisfactory.

We continue to focus on the execution of our strategy and on delivering value to shareholders.

	Year ended 31 December
	2014	2013
	US$m	US$m
For the year
Profit before tax	18,680	22,565
Profit attributable to shareholders of the parent company	13,688	16,204
Dividends declared on ordinary shares	9,320	8,937

At the year-end
Total shareholders' equity	190,447	181,871
Capital resources	190,730	194,009
Customer accounts	1,350,642	1,361,297
Total assets	2,634,139	2,671,318
Risk-weighted assets (CRD IV transitional)	1,219,765	n/a
Risk-weighted assets (Basel 2.5)	n/a	1,092,653

	US$	US$
Per ordinary share
Basic earnings	0.69	0.84
Dividends1	0.49	0.48
Net asset value	9.28	9.27

Share information
US$0.50 ordinary shares in issue	19,218m	18,830m
Market capitalisation	US$182bn	US$207bn
Closing market price per share	£6.09	£6.62

	Over 1 year	Over 3 years	Over 5 years

Total shareholder return to 31 December 2014	97	144	109
MSCI Banks	100	160	132

1 Dividends per ordinary share declared in the year.

Geographical distribution of results

Profit/(loss) before tax

	Year ended 31 December
	2014		2013
	US$m	%	US$m	%

Europe	596	3.2	1,825	8.1
Asia	14,625	78.3	15,853	70.3
Middle East and North Africa	1,826	9.8	1,694	7.5
North America	1,417	7.6	1,221	5.4
Latin America	216	1.1	1,972	8.7

Profit before tax	18,680	100.0	22,565	100.0

Tax expense	(3,975)		(4,765)

Profit for the year	14,705		17,800

Profit attributable to shareholders of the parent company	13,688		16,204
Profit attributable to non-controlling interests	1,017		1,596

Distribution of results by global business

	Year ended 31 December
	2014		2013
	US$m	%	US$m	%

Retail Banking and Wealth Management	5,651	30.3	6,649	29.5
Commercial Banking	8,744	46.8	8,441	37.4
Global Banking and Markets	5,889	31.5	9,441	41.8
Global Private Banking	626	3.4	193	0.9
Other	(2,230)	(12.0)	(2,159)	(9.6)

Profit before tax	18,680	100.0	22,565	100.0

Consolidated Income Statement for the year ended 31 December 2014

	2014	2013
	US$m	US$m

Interest income	50,955	51,192
Interest expense	(16,250)	(15,653)

Net interest income	34,705	35,539

Fee income	19,545	19,973
Fee expense	(3,588)	(3,539)

Net fee income	15,957	16,434

Trading income excluding net interest income	4,853	6,643
Net interest income on trading activities	1,907	2,047

Net trading income	6,760	8,690

Changes in fair value of long-term debt issued and related derivatives	508	(1,228)
Net income from other financial instruments designated at fair value	1,965	1,996

Net income from financial instruments designated at fair value	2,473	768

Gains less losses from financial investments	1,335	2,012
Dividend income	311	322
Net insurance premium income	11,921	11,940
Other operating income	1,131	2,632

Total operating income	74,593	78,337

Net insurance claims and benefits paid and movement in liabilities to policyholders	(13,345)	(13,692)

Net operating income before loan impairment charges and other credit risk provisions	61,248	64,645

Loan impairment charges and other credit risk provisions	(3,851)	(5,849)

Net operating income	57,397	58,796

Employee compensation and benefits	(20,366)	(19,196)
General and administrative expenses	(18,565)	(17,065)
Depreciation and impairment of property, plant and equipment	(1,382)	(1,364)
Amortisation and impairment of intangible assets	(936)	(931)

Total operating expenses	(41,249)	(38,556)

Operating profit	16,148	20,240

Share of profit in associates and joint ventures	2,532	2,325

Profit before tax	18,680	22,565

Tax expense	(3,975)	(4,765)

Profit for the year	14,705	17,800

Profit attributable to shareholders of the parent company	13,688	16,204
Profit attributable to non-controlling interests	1,017	1,596
	US$	US$
Basic earnings per ordinary share	0.69	0.84
Diluted earnings per ordinary share	0.69	0.84

Consolidated Statement of Comprehensive Income for the year ended 31 December 2014

	2014	2013
	US$m	US$m

Profit for the year	14,705	17,800

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	2,972	(1,718)
- fair value gains/(losses)	4,794	(1,787)
- fair value gains reclassified to the income statement	(1,672)	(1,277)
- amounts reclassified to the income statement in respect of impairment losses	374	286
- income taxes	(524)	1,060

Cash flow hedges	188	(128)
- fair value gains	1,512	776
- fair value gains reclassified to the income statement	(1,244)	(894)
- income taxes	(80)	(10)

Share of other comprehensive income/(expense) of associates and joint ventures	80	(71)
- share for the year	78	(35)
- reclassified to income statement on disposal	2	(36)

Exchange differences	(8,903)	(1,372)
- foreign exchange gains reclassified to income statement on disposal of a foreign operation	(21)	(290)
- other exchange differences	(8,917)	(1,154)
- income tax attributable to exchange differences	35	72

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	1,985	(458)
- before income taxes	2,419	(601)
- income taxes	(434)	143

Other comprehensive income for the year, net of tax	(3,678)	(3,747)

Total comprehensive income for the year	11,027	14,053

Attributable to:
- shareholders of the parent company	9,245	12,644
- non-controlling interests	1,782	1,409

Total comprehensive income for the year	11,027	14,053

Consolidated Balance Sheet at 31 December 2014

	2014	2013
	US$m	US$m
Assets

Cash and balances at central banks	129,957	166,599
Items in the course of collection from other banks	4,927	6,021
Hong Kong Government certificates of indebtedness	27,674	25,220
Trading assets	304,193	303,192
Financial assets designated at fair value	29,037	38,430
Derivatives	345,008	282,265
Loans and advances to banks	112,149	120,046
Loans and advances to customers	974,660	992,089
Reverse repurchase agreements - non-trading	161,713	179,690
Financial investments	415,467	425,925
Prepayments, accrued income and other assets	75,176	76,842
Current tax assets	1,309	985
Interests in associates and joint ventures	18,181	16,640
Goodwill and intangible assets	27,577	29,918
Deferred tax assets	7,111	7,456

Total assets at 31 December	2,634,139	2,671,318

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation	27,674	25,220
Deposits by banks	77,426	86,507
Customer accounts	1,350,642	1,361,297
Repurchase agreements - non-trading	107,432	164,220
Items in the course of transmission to other banks	5,990	6,910
Trading liabilities	190,572	207,025
Financial liabilities designated at fair value	76,153	89,084
Derivatives	340,669	274,284
Debt securities in issue	95,947	104,080
Accruals, deferred income and other liabilities	53,396	52,341
Current tax liabilities	1,213	607
Liabilities under insurance contracts	73,861	74,181
Provisions	4,998	5,217
Deferred tax liabilities	1,524	910
Subordinated liabilities	26,664	28,976

Total liabilities at 31 December	2,434,161	2,480,859

Equity
Called up share capital	9,609	9,415
Share premium account	11,918	11,135
Other equity instruments	11,532	5,851
Other reserves	20,244	26,742
Retained earnings	137,144	128,728

Total shareholders' equity	190,447	181,871
Non-controlling interests	9,531	8,588

Total equity at 31 December	199,978	190,459

Total liabilities and equity at 31 December	2,634,139	2,671,318

Consolidated Statement of Cash Flows for the year ended 31 December 2014

	2014	2013
	US$m	US$m
Cash flows from operating activities
Profit before tax	18,680	22,565
Adjustments for:
- net gain from investing activities	(1,928)	(1,458)
- share of profits in associates and joint ventures	(2,532)	(2,325)
- (gain)/loss on disposal of associates, joint ventures, subsidiaries and businesses	9	(1,173)
- other non-cash items included in profit before tax	11,262	11,995
- change in operating assets	25,877	(148,899)
- change in operating liabilities	(93,814)	164,757
- elimination of exchange differences	24,571	4,479
- dividends received from associates	757	694
- contributions paid to defined benefit plans	(681)	(962)
- tax paid	(3,573)	(4,696)

Net cash generated from/(used in) operating activities	(21,372)	44,977
Cash flows from investing activities
Purchase of financial investments	(384,199)	(363,979)
Proceeds from the sale and maturity of financial investments	382,837	342,539
Purchase of property, plant and equipment	(1,477)	(1,952)
Proceeds from the sale of property, plant and equipment	88	441
Net cash inflow/(outflow) from disposal of customer and loan portfolios	(1,035)	6,518
Net purchase of intangible assets	(903)	(834)
Proceeds from disposal of Ping An	-	7,413
Net cash inflow/(outflow) from disposal of other subsidiaries, businesses, associates and joint ventures	(242)	3,295
Net cash outflow from acquisition of or increase in stake of associates	(30)	(26)

Net cash used in investing activities	(4,961)	(6,585)

Cash flows from financing activities
Issue of ordinary share capital	267	297
Net purchases of own shares for market-making and investment purposes	(96)	(32)
Issue of other equity instruments	5,681	-
Redemption of preference shares	(234)	-
Subordinated loan capital issued	3,500	1,989
Subordinated loan capital repaid	(3,163)	(1,662)
Dividends paid to shareholders of the parent company	(6,611)	(6,414)
Dividends paid to non-controlling interests	(639)	(586)
Dividends paid to holders of other equity instruments	(573)	(573)

Net cash used in financing activities	(1,868)	(6,981)

Net increase/(decrease) in cash and cash equivalents	(28,201)	31,411

Cash and cash equivalents at 1 January	346,281	315,308
Exchange differences in respect of cash and cash equivalents	(16,779)	(438)

Cash and cash equivalents at 31 December	301,301	346,281

Consolidated statement of changes in equity for the year ended 31 December 2014

	2014
					Other reserves
	Called up share capital	Share Premium	Other equity instru- ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share-holders equity	Non- controlling interests	Total equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2014	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

Profit for the year	−	−	−	13,688	−	−	−	−	13,688	1,017	14,705
Other comprehensive income (net of tax)	−	−	−	2,066	2,025	189	(8,723)	−	(4,443)	765	(3,678)
- available-for-sale investments	−	−	−	−	2,025		−	−	2,025	947	2,972
- cash flow hedges	−	−	−	−	−	189	−	−	189	(1)	188
- remeasurement of defined benefit asset/liability	−	−	−	1,986	−	−	−	−	1,986	(1)	1,985
- share of other comprehensive income of associates and joint ventures	−	−	−	80	−	−	−	−	80	−	80
- exchange differences	−	−	−	−	−	−	(8,723)	−	(8,723)	(180)	(8,903)

Total comprehensive income for the year	−	−	−	15,754	2,025	189	(8,723)	−	9,245	1,782	11,027

Shares issued under employee remuneration and share plans	60	917	−	(710)	−	−	−	−	267	−	267
Shares issued in lieu of dividends and amounts arising thereon	134	(134)	−	2,709	−	−	−	−	2,709	−	2,709
Capital securities issued	−	−	5,681	−	−	−	−	−	5,681	−	5,681
Dividends to shareholders	−	−	−	(9,893)	−	−	−	−	(9,893)	(712)	(10,605)
Cost of share-based payment arrangements	−	−	−	732	−	−	−	−	732	−	732
Other movements	−	−	−	(176)	21	(10)	−	−	(165)	(127)	(292)

At 31 December 2014	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978

At 1 January 2013	9,238	10,084	5,851	120,347	1,649	13	752	27,308	175,242	7,887	183,129

Profit for the year	−	−	−	16,204	−	−	−	−	16,204	1,596	17,800
Other comprehensive income (net of tax)	−	−	−	(561)	(1,577)	(128)	(1,294)	−	(3,560)	(187)	(3,747)
- available-for-sale investments	−	−	−	−	(1,577)	−	−	−	(1,577)	(141)	(1,718)
- cash flow hedges	−	−	−	−	−	(128)	−	−	(128)	−	(128)
- remeasurement of defined benefit asset/liability	−	−	−	(490)	−	−	−	−	(490)	32	(458)
- share of other comprehensive income of associates and
joint ventures	−	−	−	(71)	−	−	−	−	(71)	−	(71)
- exchange differences	−	−	−	−	−	−	(1,294)	−	(1,294)	(78)	(1,372)

Total comprehensive income for the year	−	−	−	15,643	(1,577)	(128)	(1,294)	−	12,644	1,409	14,053

Shares issued under employee remuneration and share plans	60	1,168	−	(931)	−	−	−	−	297	−	297
Shares issued in lieu of dividends and amounts arising thereon	117	(117)	−	2,523	−	−	−	−	2,523	−	2,523
Dividends to shareholders	−	−	−	(9,510)	−	−	−	−	(9,510)	(718)	(10,228)
Cost of share-based payment arrangements	−	−	−	630	−	−	−	−	630	−	630
Other movements	−	−	−	26	25	(6)	−	−	45	10	55

At 31 December 2013	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

Additional Information

1. Basis of preparation and accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, on the Financial Statements in the Annual Report and Accounts 2014.

Compliance with International Financial Reporting Standards

International Financial Reporting Standards ('IFRSs') comprise accounting standards issued or adopted by the International Accounting Standards Board ('IASB') and interpretations issued or adopted by the IFRS Interpretations Committee ('IFRS IC').

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with IFRSs as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU.

At 31 December 2014, there were no unendorsed standards effective for the year ended 31 December 2014 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2014 are prepared in accordance with IFRSs as issued by the IASB.

Standards adopted during the year ended 31 December 2014

There were no new standards applied during the year ended 31 December 2014.

On 1 January 2014, HSBC applied 'Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)', which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 'Financial Instruments: Presentation'. The amendments were applied retrospectively and did not have a material effect on HSBC's financial statements.

During 2014, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

2. Dividends

Dividends to shareholders of the parent company

	2014			2013
	Per share US$	Total US$m	Settled in scrip US$m	Per share US$	Total US$m	Settled in scrip US$m
Dividends declared on ordinary shares
In respect of previous year:
- fourth interim dividend	0.19	3,582	1,827	0.18	3,339	540
In respect of current year:
- first interim dividend	0.10	1,906	284	0.10	1,861	167
- second interim dividend	0.10	1,914	372	0.10	1,864	952
- third interim dividend	0.10	1,918	226	0.10	1,873	864

Total	0.49	9,320	2,709	0.48	8,937	2,523
Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90

Total coupons on capital securities classified as equity

		2014		2013
	First	Per security	Total	Per security	Total
	call date	US$	US$m	US$	US$m
Perpetual subordinated capital securities1
- US$2,200m	Apr 2013	2.032	179	2.032	179
- US$3,800m	Dec 2015	2.000	304	2.000	304

Total			483		483

1 Coupons are paid quarterly on the perpetual subordinated capital securities.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2014 of US$0.20 per ordinary share, a distribution of approximately US$3,844m. The fourth interim dividend will be payable on 30 April 2015 to holders of record on 6 March 2015 on the Principal Register in the UK, the Hong Kong or the Bermuda Overseas Branch registers. No liability is recorded in the financial statements in respect of the fourth interim dividend for 2014.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11am on 20 April 2015, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 20 March 2015 and elections must be received by 16 April 2015. As this dividend was declared after the balance sheet date, no liability has been recorded on the Financial Statements at 31 December 2014.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 30 April 2015. The dividend will be paid by Euroclear France to the holders of record as at 6 March 2015. The dividend will be payable by Euroclear France in cash, in euros at the forward exchange rate quoted by HSBC France on 20 April 2015, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 24 February 2015 and 12 March 2015.

On 15 January 2015, HSBC paid a coupon on the perpetual subordinated capital securities of US$0.508 per security, a distribution of US$45m. No liability was recorded in the balance sheet at 31 December 2014 in respect of this coupon payment.

In September 2014, HSBC issued three contingent convertible securities as set out on page 438 of the Annual Report and Accounts 2014 which are classified as equity under IFRSs. Coupons are paid semi-annually on the contingent convertible securities and none fell due in 2014. On 20 January 2015, HSBC paid a coupon on one of the contingent convertible securities of US$28.125 per security, a distribution of US$28m. No liability was recorded in the balance sheet at 31 December 2014 in respect of this coupon payment.

The reserves available for distribution at 31 December 2014 were US$48,883m.

3. Earnings per share

'Basic earnings per ordinary share' is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. 'Diluted earnings per ordinary share' is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company

	2014	2013
	US$m	US$m

Profit attributable to shareholders of the parent company	13,688	16,204
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(483)	(483)

Year ended 31 December	13,115	15,631

Basic and diluted earnings per share

	2014			2013
	Profit US$m	Number of shares (millions)	Per share US$	Profit US$m	Number of shares (millions)	Per share US$

Basic1	13,115	18,960	0.69	15,631	18,530	0.84
Effect of dilutive potential ordinary shares	-	96	-	-	124	-

Diluted1	13,115	19,056	0.69	15,631	18,654	0.84

1 Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The weighted average number of dilutive potential ordinary shares excluded 6m employee share options that were anti-dilutive (2013: 60m).

4. Tax expense

	2014	2013
	US$m	US$m
Current tax
UK corporation tax	69	(8)
- for this year	54	103
- adjustments in respect of prior years	15	(111)

Overseas tax1	3,881	3,949
- for this year	4,423	3,947
- adjustments in respect of prior years	(542)	2

	3,950	3,941

Deferred tax	25	824
- origination and reversal of temporary differences	(477)	739
- effect of changes in tax rates	83	93
- adjustments in respect of prior years	419	(8)

Year ended 31 December	3,975	4,765

1  Overseas tax included Hong Kong profits tax of US$1,135m (2013: US$1,133m; 2012: US$1,049m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2013: 16.5%; 2012: 16.5%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2014		2013
	US$m	%	US$m	%

Profit before tax	18,680		22,565

Tax expense
Tax at 21.5% (2013: 23.25%; 2012: 24.5%)	4,016	21.5	5,246	23.25
Effect of differently taxed overseas profits	33	0.2	(177)	(0.8)
Adjustments in respect of prior period liabilities	(108)	(0.6)	(117)	(0.5)
Deferred tax temporary differences not recognised/ (previously not recognised)	(154)	(0.8)	332	1.5
Effect of profits in associates and joint ventures	(547)	(2.9)	(543)	(2.4)
Tax effect of disposal of Ping An	-	-	(111)	(0.5)
Tax effect of reclassification of Industrial Bank	-	-	(317)	(1.4)
Non-taxable income and gains	(668)	(3.5)	(871)	(3.9)
Permanent disallowables	969	5.1	647	2.9
Change in tax rates	22	0.1	93	0.4
Local taxes and overseas withholding taxes	434	2.3	551	2.4
Other items	(22)	(0.1)	32	0.1

Year ended 31 December	3,975	21.3	4,765	21.1

The effective tax rate for the year was 21.3% compared with 21.1% for 2013. The effective tax rate for the year reflected the recurring benefits from tax exempt income from government bonds and equities held by a number of Group entities and recognition of the Group's share of post-tax profits of associates and joint ventures within our pre-tax income, together with a current tax credit for prior periods offset in part by non-tax-deductible settlements and provision in connection with foreign exchange investigations. The effective tax rate in 2013 was lower because of a write-down of deferred tax assets.

The main rate of corporation tax in the UK reduced from 23% to 21% on 1 April 2014 and will be further reduced to 20% on 1 April 2015. The reduction in the corporate tax rate to 20% was enacted through the 2013 Finance Act on 17 July 2013. It is not expected that the future rate reduction will have a significant effect on the Group.

The Group's legal entities are subject to routine review and audit by tax authorities in the territories in which the Group operates. Where the ultimate tax treatment is uncertain, the Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

5. Net fee income

	2014 US$m	2013 US$m

Account services	3,407	3,581
Funds under management	2,658	2,673
Cards	2,460	2,455
Credit facilities	1,890	1,907
Broking income	1,371	1,388
Imports/exports	1,115	1,157
Unit trusts	1,005	891
Underwriting	872	866
Remittances	833	849
Global custody	726	698
Insurance	516	551
Other	2,692	2,957

Fee income	19,545	19,973

Less: fee expense	(3,588)	(3,539)

Year ended 31 December	15,957	16,434

6. Loan impairment charges and other credit risk provisions

	2014 US$m	2013 US$m
Loan impairment charges
- new allowances net of allowance releases	5,010	7,344
- recoveries of amounts previously written off	(955)	(1,296)

	4,055	6,048

Individually assessed allowances	1,780	2,320
Collectively assessed allowances	2,275	3,728

Impairment/(releases of impairment) available-for-sale
debt securities	(319)	(211)
Other credit risk provisions	115	12

Year ended 31 December	3,851	5,849
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers	0.4%	0.7%

7. Segmental analysis

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its five geographical regions. The products and services offered to customers are organised by global business.

•   Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking and wealth management needs of individual customers. Typically, customer offerings include personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment products, global asset management services and financial planning services).

•   Commercial Banking ('CMB') offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers its customers access to products and services offered by other global businesses, for example Global Banking & Markets ('GB&M'), which include foreign exchange products, raising capital on debt and equity markets and advisory services.

•   GB&M provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

• Global Private Banking ('GPB') provides a range of services to high net worth individuals and families with complex and international needs within the Group's priority markets.

Change in operating segments

HSBC's operating segments are Europe, Asia, Middle East and North Africa ('MENA'), North America and Latin America. Previously, HSBC's operating segments were reported as Europe, Hong Kong, Rest of Asia-Pacific, Middle East and North Africa, North America and Latin America. Hong Kong and Rest of Asia-Pacific are no longer regarded as separate reportable operating segments, having considered the geographical financial information presented to the chief operating decision maker. From 1 January 2014, they have been replaced by a new operating segment, 'Asia', which better aligns with internal management information used for evaluation when making business decisions and resource allocations. The chief operating decision-maker continues to be the GMB and the basis for measuring segmental results has not changed. Comparative financial information has been re-presented accordingly.

There has been no change in the underlying business operations comprising the Asia segment. Reported net operating income in Asia for the year to 31 December 2014 was US$23,677m (31 December 2013: US$24,432m). This was US$713m lower (31 December 2013: US$749m lower) than would be calculated by adding net operating income reported for Hong Kong and Rest of Asia-Pacific on an individual basis. The reduction in net operating income is offset by an equal decrease in operating expenses. The difference relates to shared service recharges and business activity undertaken between the two regions which form revenue or expense on an individual basis, but are eliminated as 'intra-segment' activity when reported as Asia. There is no difference between profit before tax reported for Asia and that which would be calculated by adding the profit before tax of Hong Kong and Rest of Asia-Pacific on an individual basis.

Profit/(loss) for the year

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2014
Net interest income	10,611	12,273	1,519	5,015	5,310	(23)	34,705
Net fee income	6,042	5,910	650	1,940	1,415	−	15,957
Net trading income	2,534	2,622	314	411	856	23	6,760
Other income	2,384	2,872	65	786	691	(2,972)	3,826

Net operating income1	21,571	23,677	2,548	8,152	8,272	(2,972)	61,248
Loan impairment (charges)/recoveries and other credit risk provisions	(764)	(647)	6	(322)	(2,124)	−	(3,851)

Net operating income	20,807	23,030	2,554	7,830	6,148	(2,972)	57,397

Employee compensation and benefits	(8,191)	(5,862)	(676)	(3,072)	(2,565)	−	(20,366)
General and administrative expenses	(11,076)	(3,959)	(500)	(3,108)	(2,894)	2,972	(18,565)
Depreciation and impairment of property, plant and equipment	(543)	(389)	(28)	(180)	(242)	−	(1,382)
Amortisation and impairment of intangible assets	(407)	(217)	(12)	(69)	(231)	−	(936)

Total operating expenses	(20,217)	(10,427)	(1,216)	(6,429)	(5,932)	2,972	(41,249)

Operating profit	590	12,603	1,338	1,401	216	−	16,148
Share of profit in associates and joint ventures	6	2,022	488	16	−	−	2,532

Profit before tax	596	14,625	1,826	1,417	216	−	18,680
Tax expense	(853)	(2,542)	(339)	(195)	(46)	−	(3,975)

Profit/(loss) for the year	(257)	12,083	1,487	1,222	170	−	14,705

2013
Net interest income	10,693	11,432	1,486	5,742	6,186	−	35,539
Net fee income	6,032	5,936	622	2,143	1,701	−	16,434
Net trading income/(expense)	4,423	2,026	357	948	936	−	8,690
Other income	(181)	5,038	38	(30)	1,745	(2,628)	3,982

Net operating income1	20,967	24,432	2,503	8,803	10,568	(2,628)	64,645
Loan impairment (charges)/recoveries and other
credit risk provisions	(1,530)	(498)	42	(1,197)	(2,666)	−	(5,849)

Net operating income	19,437	23,934	2,545	7,606	7,902	(2,628)	58,796

Employee compensation and benefits	(7,175)	(5,666)	(634)	(3,098)	(2,623)	−	(19,196)
General and administrative expenses	(9,479)	(3,660)	(607)	(3,051)	(2,896)	2,628	(17,065)
Depreciation and impairment of property,
plant and equipment	(559)	(392)	(35)	(176)	(202)	−	(1,364)
Amortisation and impairment of intangible assets	(400)	(218)	(13)	(91)	(209)	−	(931)

Total operating expenses	(17,613)	(9,936)	(1,289)	(6,416)	(5,930)	2,628	(38,556)

Operating profit	1,824	13,998	1,256	1,190	1,972	−	20,240
Share of profit in associates and joint
ventures	1	1,855	438	31	−	−	2,325

Profit before tax	1,825	15,853	1,694	1,221	1,972	−	22,565
Tax expense	(1,279)	(2,170)	(328)	(313)	(675)	−	(4,765)

Profit for the year	546	13,683	1,366	908	1,297	−	17,800

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Other information about the profit/(loss) for the year

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2014
Net operating income1	21,571	23,677	2,548	8,152	8,272	(2,972)	61,248
- external	20,450	22,071	2,524	7,937	8,266	-	61,248
- inter-segment	1,121	1,606	24	215	6	(2,972)	-

Profit for the year includes the following
significant non-cash items:
Depreciation, amortisation
and impairment	950	606	40	182	473	-	2,251
Loan impairment losses gross of recoveries
and other credit risk provisions	1,066	800	37	437	2,466	-	4,806
Impairment of financial
investments	(256)	286	-	14	10	-	54
Changes in fair value of long-term debt
and related derivatives	614	(4)	(3)	(99)	-	-	508
Restructuring costs	117	7	2	28	57	-	211

2013
Net operating income1	20,967	24,432	2,503	8,803	10,568	(2,628)	64,645
- external	20,108	22,853	2,497	8,569	10,618	-	64,645
- inter-segment	859	1,579	6	234	(50)	(2,628)	-

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation
and impairment	957	610	48	303	412	-	2,330
Loan impairment losses gross of recoveries
and other credit risk provisions	2,165	665	45	1,321	2,949	-	7,145
Impairment of financial
investments	(61)	4	-	15	6	-	(36)
Changes in fair value of long-term debt and related derivatives	(936)	(1)	(3)	(288)	-	-	(1,228)
Restructuring costs	211	79	3	100	42	-	435

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Balance sheet information

	Europe	Asia	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2014
Loans and advances to customers	409,733	362,955	29,063	129,787	43,122	-	974,660
Interests in associates and joint ventures	175	14,958	2,955	83	10	-	18,181
Total assets	1,290,926	878,723	62,417	436,859	115,354	(150,140)	2,634,139
Customer accounts	545,959	577,491	39,720	138,884	48,588	-	1,350,642
Total liabilities	1,223,371	807,998	52,569	398,356	102,007	(150,140)	2,434,161
							2,386
Capital expenditure incurred1	1,168	637	25	208	348	-	2,386

At 31 December 2013
Loans and advances to customers	456,110	336,897	27,211	127,953	43,918	-	992,089
Interests in associates and joint ventures	169	13,822	2,575	74	-	-	16,640
Total assets	1,392,959	831,791	60,810	432,035	113,999	(160,276)	2,671,318
Customer accounts	581,933	548,483	38,683	140,809	51,389	-	1,361,297
Total liabilities	1,326,537	770,938	50,706	393,635	99,319	(160,276)	2,480,859

Capital expenditure incurred1	907	1,236	32	265	385	-	2,825

1 Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Other financial information

Net operating income by global business

	RBWM	CMB	GB&M	GPB	Other1	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2014
Net operating income2	24,594	16,303	17,778	2,377	6,365	(6,169)	61,248
- external	22,692	16,879	20,055	1,980	(358)	-	61,248
- internal	1,902	(576)	(2,277)	397	6,723	(6,169)	-

2013
Net operating income2	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645
- external	25,038	17,241	20,767	1,955	(356)	-	64,645
- internal	1,702	(876)	(1,591)	484	6,007	(5,726)	-

1   The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and financing operations. The 'Other' category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Information by country

	2014		2013
	External net operating income1,2	Non- current assets3	External net operating income1,2	Non- current assets3
	US$m	US$m	US$m	US$m

UK	14,392	8,671	13,347	17,481
Hong Kong	12,656	12,376	12,031	12,170
USA	5,736	5,685	6,121	4,189
France	2,538	10,301	3,111	11,565
Brazil	4,817	1,403	5,364	1,715
Other countries	21,109	28,273	24,671	27,879

Year ended/at 31 December	61,248	66,709	64,645	74,999

1 External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
3   Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than 12 months after the reporting period.

8. Reconciliation of reported and adjusted items
	2014	2013	Change4
	US$m	US$m	%
Revenue1
Reported	61,248	64,645	(5)
Currency translation adjustment2		(686)
Own credit spread3	(417)	1,246
Acquisitions, disposals and dilutions	(9)	(2,757)
Other significant items	1,180	(594)

Adjusted	62,002	61,854	−

Loan impairment charges and other credit risk provisions
Reported	(3,851)	(5,849)	34
Currency translation adjustment2		168
Acquisitions, disposals and dilutions	−	67
Other significant items	−	−

Adjusted	(3,851)	(5,614)	31

Total operating expenses
Reported	(41,249)	(38,556)	(7)
Currency translation adjustment2		348
Acquisitions, disposals and dilutions	40	488
Other significant items	3,355	2,038

Adjusted	(37,854)	(35,682)	(6)

Adjusted cost efficiency ratio	61.1%	57.7%

Share of profit in associates and joint ventures
Reported	2,532	2,325	9
Currency translation adjustment2		11
Acquisitions, disposals and dilutions	-	87
Other significant items	-	−

Adjusted	2,532	2,423	4

Profit before tax
Reported	18,680	22,565	(17)
Currency translation adjustment2		(159)
Own credit spread3	(417)	1,246
Acquisitions, disposals and dilutions	31	(2,115)
Other significant items	4,535	1,444

Adjusted	22,829	22,981	(1)

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
2 'Currency translation adjustment' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.

3   'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.

4 Positive numbers are favourable: negative numbers are unfavourable.

9. Contingent liabilities, contractual commitments and guarantees

	2014	2013
	US$m	US$m
Guarantees and contingent liabilities
Guarantees	86,385	84,554
Other contingent liabilities	346	182

At 31 December	86,731	84,736

Commitments
Documentary credits and short-term trade-related transactions	12,082	12,154
Forward asset purchases and forward forward deposits placed	823	1,005
Undrawn formal standby facilities, credit lines and other commitments to lend	638,475	574,444

At 31 December	651,380	587,603

The above table discloses the nominal principal amounts of commitments, guarantees and other contingent liabilities. Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 29 and 40 of the Annual Report and Accounts 2014. Nominal principal amounts represent the amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Guarantees

	2014		2013
	Guarantees in favour of third parties	Guarantees by HSBC Holdings in favour of other HSBC Group entities	Guarantees in favour of third parties	Guarantees by HSBC Holdings in favour of other HSBC Group entities
	US$m	US$m	US$m	US$m
Guarantee type
Financial guarantees1	30,406	36,800	31,224	36,800
Credit-related guarantees2	16,672	15,223	15,076	16,036
Other guarantees	39,307	-	38,254	-

At 31 December	86,385	52,023	84,554	52,836

1 Financial guarantees are contracts that require HSBC to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due.
2 Credit-related guarantees are contracts that have similar features to financial guarantee contracts but fail to meet the definition of a financial guarantee contract under IAS 39.

The amounts disclosed in the above table are nominal principal amounts and reflect HSBC's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures arising from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Approximately half of the above guarantees have a term of less than one year. Guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme ('FSCS') has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury which at 31 December 2014 stood at approximately £16bn (US$24.9bn).

In order to repay the loan principal which is not expected to be recovered, the FSCS levies participating financial institutions. In January 2015, the FSCS announced that the expected levy on participating financial institutions for Scheme Year 2015/2016 would be £347m (US$541m) (2014/2015: £399m (US$660m)).

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Capital commitments

In addition to the commitments disclosed on page 21, at 31 December 2014 HSBC had US$656m (2013: US$401m) of capital commitments contracted but not provided for and US$101m (2013: US$112m) of capital commitments authorised but not contracted for.

Associates

HSBC's share of associates' contingent liabilities amounted to US$47,593m at 31 December 2014 (2013: US$46,574m). No matters arose where HSBC was severally liable.

10. Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 29 on the Financial Statements in the Annual Report and Accounts 2014. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2014. Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al., filed in August 2002 in the US District Court for the Northern District of Illinois (the 'Illinois District Court'). The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the court-appointed claims administrator to the Illinois District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claim form requirements, which the Illinois District Court, in September 2012, rejected for the most part. The Illinois District Court directed further proceedings before a court-appointed Special Master to address certain claims submission issues.

In October 2013, the Illinois District Court denied the defendants' additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs' motions for a partial final judgement and awarded pre-judgement interest at the prime rate, compounded annually. Subsequently, in October 2013, the Illinois District Court entered a partial final judgement against the defendants in the amount of approximately US$2.5bn (including pre-judgement interest). In addition to the partial judgement that has been entered, there also remain approximately US$625m in claims, prior to imposition of pre-judgement interest, that still are subject to objections that have not yet been ruled upon by the Illinois District Court.

The defendants filed a Notice of Appeal of the partial final judgement, and oral argument was heard by the US Court of Appeals for the Seventh Circuit (the 'Court of Appeals') in May 2014. We await a decision from the Court of Appeals. The defendants have also filed a supersedeas bond in the approximate amount of the partial final judgement (US$2.5bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the Illinois District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for relief on appeal.

The timing and outcome of the ultimate resolution of this matter is uncertain. Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible outcomes. If the Court of Appeals rejects or only partially accepts our arguments, the amount of damages, based upon that partial final judgement, and other pending claims and the application of pre-judgement interest on those pending claims, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.6bn. Once a judgement is entered (such as the approximately US$2.5bn partial final judgement entered in October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the one-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management's best estimate of probable outflows.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff ('Madoff') was arrested in December 2008, and ultimately pleaded guilty to running a Ponzi scheme. He has acknowledged, in essence, that while purporting to invest his customers' money in securities, he in fact never invested in securities and used other customers' money to fulfil requests to return investments. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated by a trustee (the 'Trustee').

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US/UK Litigation: The Trustee has brought suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The Trustee's US actions included common law claims, alleging that HSBC aided and abetted Madoff's fraud and breach of fiduciary duty. Those claims were dismissed on grounds of lack of standing. The Trustee's remaining US claims seek recovery of prepetition transfers pursuant to US bankruptcy law. The amount of these remaining claims has not been pleaded or determined as against HSBC.

Alpha Prime Fund Ltd ('Alpha Prime') and Senator Fund SPC, co-defendants in the Trustee's US actions, have brought cross-claims against HSBC. These funds have also sued HSBC in Luxembourg (discussed below).

The Trustee's English action seeks recovery of unspecified transfers from Madoff Securities to or through HSBC. HSBC has not yet been served with the Trustee's English action. The Trustee's deadline for serving the claim has been extended through the third quarter of 2015.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (collectively, 'Fairfield'), funds whose assets were invested with Madoff Securities, commenced multiple suits in the US and the British Virgin Islands (the 'BVI') against fund shareholders, including various HSBC companies that acted as nominees for HSBC clients, seeking restitution of payments made in connection with share redemptions. The US actions brought by Fairfield are stayed pending the outcome of the Fairfield cases in the BVI (discussed below).

In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of purported class action claims against HSBC and others brought by investors in three Madoff-invested funds on grounds of forum non conveniens. The plaintiffs' petitions for certiorari to the US Supreme Court were filed in December 2014. The Supreme Court's decision on whether to grant certiorari review is expected in the first half of 2015.

In December 2014, three new Madoff-related actions were filed. The first is a purported class action brought by direct investors in Madoff Securities who were holding their investments as of December 2008, asserting various common law claims and seeking to recover damages lost to Madoff Securities' fraud on account of HSBC's purported knowledge and alleged furtherance of the fraud. The other two actions were filed by SPV Optimal SUS Ltd ('SPV Optimal'), the purported assignee of the Madoff Securities-invested company, Optimal Strategic US Equity Ltd. One of these actions was filed in New York state court and the other in US federal district court. In January 2015, SPV Optimal dismissed its federal lawsuit against HSBC. The state court action against HSBC remains pending.

BVI Litigation: Beginning in October 2009, the Fairfield funds, whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the BVI against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield funds are seeking restitution of redemption payments made by the funds to defendants on the grounds that they were mistakenly based on inflated net asset values. In April 2014, the UK Privy Council issued a ruling on two preliminary issues in favour of other defendants in the BVI actions, and issued its order in October 2014. There is also a pending motion brought by other defendants before the BVI court challenging the Fairfield liquidator's authorisation to pursue its claims in the US. The BVI court has adjourned the hearing on that pending motion until March 2015.

Bermuda Litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (collectively, 'Kingate'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced an action in Bermuda against HSBC Bank Bermuda Limited for recovery of funds held in Kingate's accounts, fees and dividends. This action is currently pending, but is not expected to move forward until there is a resolution as to the Trustee's separate US actions against Kingate and HSBC Bank Bermuda Limited.

Thema Fund Limited ('Thema') and Hermes International Fund Limited ('Hermes'), funds invested with Madoff Securities, each also brought three actions in Bermuda in 2009. The first set of actions were brought against HSBC Institutional Trust Services (Bermuda) Limited and seek recovery of funds in frozen accounts held at HSBC. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HSBC Bank Bermuda Limited and HSBC Securities Services (Bermuda). There has been little progress in these actions for several years, although in January 2015, Thema and Hermes served notice of intent to proceed in respect of the second set of actions referred to above.

Cayman Islands Litigation: In February 2013, Primeo Fund, a Cayman Islands-based fund invested in Madoff Securities, brought an action against the fund administrator, Bank of Bermuda (Cayman), and the fund custodian, HSBC Securities Services (Luxembourg) ('HSSL'), alleging breaches of contract. Primeo Fund claims damages from defendants to compensate it for alleged losses, including loss of profit and any liability to the Trustee. Trial has been postponed to January 2016.

Luxembourg Litigation: In April 2009, Herald Fund SPC ('Herald') (in official liquidation since July 2013) commenced action against HSSL before the Luxembourg District Court seeking restitution of all cash and securities Herald purportedly lost because of Madoff Securities' fraud, or in the alternative, money damages in the same amount. In March 2013, the Luxembourg District Court dismissed Herald's restitution claim for the return of the securities. Herald's restitution claim for return of the cash and claim for money damages were reserved. Herald appealed this judgement in May 2013. Judgement on the issue of a judicial bond is expected to be rendered in May 2015. Proceedings on the reserved restitution claim were suspended pending resolution of the appeal.

In October 2009, Alpha Prime sued HSSL before the Luxembourg District Court, alleging breach of contract and negligence in the appointment of Madoff Securities as a sub-custodian of Alpha Prime's assets. Alpha Prime was ordered to provide a judicial bond. Alpha Prime requested a stay of these proceedings pending its negotiations with the Trustee in the US proceedings. The matter has been temporarily suspended.

In March 2010, Herald (Lux) SICAV ('Herald (Lux)') (in official liquidation since April 2009) brought an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages in the alternative. Herald (Lux) has also requested the restitution of fees paid to HSSL as custodian and service agent of the fund. The last preliminary hearing is scheduled to take place in March 2015.

In December 2014, Senator Fund SPC commenced an action against HSSL before the Luxembourg District Court, seeking the restitution of securities held as of the latest net asset value statement from November 2008, or in the alternative, money damages. The first preliminary hearing is scheduled to take place in February 2015.

HSSL has been sued in various actions by shareholders in the Primeo Select Fund, Herald, Herald (Lux), and Hermes funds. These actions are in different stages, most of which have been dismissed, suspended or postponed.

Ireland Litigation: In November 2013, Defender Limited, a fund invested with Madoff securities, commenced an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE'), alleging breach of the custodian agreement and claiming damages and indemnification for claims against Defender Limited for fund losses. The action also includes four non-HSBC parties, who served as directors and investment managers to Defender Limited.

In July 2013 and December 2013, settlements were reached in respect of claims filed against HTIE in the Irish High Court by Thema International Fund plc ('Thema International') and Alternative Advantage Plc ('AA'), respectively. Five actions by individual Thema International shareholders remain pending.

In December 2014, a new proceeding against HTIE and HSBC Securities Services (Ireland) Limited was brought by SPV Optimal, alleging breach of the custodian agreement and claiming damages and indemnification for fund losses.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, amongst others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all claims in the various Madoff-related proceedings, but they could be significant.

US mortgage-related investigations

In April 2011, following completion of a broad horizontal review of industry residential mortgage foreclosure practices, HSBC Bank USA N.A. ('HSBC Bank USA') entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency (the 'OCC'). HSBC Finance Corporation ('HSBC Finance') and HSBC North America Holdings Inc. ('HNAH') also entered into a similar consent order with the Federal Reserve Board (the 'FRB') (together with the OCC order, the 'Servicing Consent Orders'). The Servicing Consent Orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the FRB to align their processes with the requirements of the consent orders and are implementing operational changes as required.

Pursuant to the Servicing Consent Orders, an independent consultant was retained to conduct an independent review of foreclosures pending or completed between January 2009 and December 2010 (the 'Independent Foreclosure Review') to determine if any borrower was financially injured as a result of an error in the foreclosure process. In February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the FRB (together, the 'IFR Settlement Agreements'), pursuant to which the Independent Foreclosure Review was replaced by a broader framework under which HSBC and 12 other participating servicers agreed to provide, in the aggregate, over US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, is providing other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind-down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (the 'DoJ') or state Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreements are fulfilled. The OCC's agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The FRB has agreed that any assessment of civil money penalties by the FRB will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlements related to the Independent Foreclosure Review discussed above, in February 2012, five of the largest US mortgage servicers (not including any HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and state Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following the February 2012 settlement, these government agencies initiated discussions with other mortgage industry servicers, including HSBC, HSBC Bank USA, HSBC Finance and HNAH have had discussions with US bank regulators and other governmental agencies regarding a potential resolution. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, bank regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation, and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). From 2005 to 2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$5.7bn as at 31 December 2014.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and any related liabilities are properly those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Between June and December 2014, a number of lawsuits were filed in state and federal court in New York against HSBC Bank USA as trustee of over 250 mortgage securitisation trusts. These lawsuits are brought derivatively on behalf of the trusts by a class of investors including, amongst others, BlackRock and PIMCO funds. Similar lawsuits were filed simultaneously against other non-HSBC financial institutions that served as mortgage securitisation pool trustees. The complaints against HSBC Bank USA allege that the trusts have sustained losses in collateral value of over US$34bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duties, negligence, breach of contract and breach of the common law duty of trust. HSBC filed a motion to dismiss three of these lawsuits in January 2015.

Various HSBC companies have also been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. In September 2011, an action was filed by the Federal Housing Finance Agency ('FHFA'), acting in its capacity as conservator for the Federal National Mortgage Association ('Fannie Mae') and the Federal Home Loan Mortgage Corporation ('Freddie Mac') in the US District Court for the Southern District of New York (the 'New York District Court') against HSBC Bank USA, HNAH, HSI and HSI Asset Securitization ('HASCO'), as well as five former and current officers and directors of HASCO. FHFA sought money damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. As announced in September 2014, this matter was resolved between the parties by final settlement requiring HSBC to pay a total of US$550m to FHFA.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) have been named as defendants in various mortgage loan repurchase actions brought by trustees of securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase totalling at least US$1bn. Motions to dismiss have been filed and are fully briefed and pending in two of these actions.

Since 2010, various HSBC entities have received subpoenas and requests for information from US authorities seeking the production of documents and information regarding HSBC's involvement, and the involvement of its affiliates, in particular private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC continues to cooperate with these US authorities. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HASCO, HSI, HSI Asset Loan Obligation, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena from the US Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act, concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages. This matter is at an early stage and HSBC is cooperating fully.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC.

HSBC expects the focus on mortgage securitisations to continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market, either as a member of a group or individually.

Anti-money laundering and sanctions-related matters

In October 2010, HSBC Bank USA entered into a consent cease-and-desist order with the OCC, and HNAH entered into a consent cease-and-desist order with the FRB (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to US Bank Secrecy Act (the 'BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders.

In December 2012, HSBC Holdings plc ('HSBC Holdings'), HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney's Office for the Eastern District of New York, and the US Attorney's Office for the Northern District of West Virginia (the 'US DPA'); HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the 'DANY DPA'); and HSBC Holdings consented to a cease-and-desist order and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. In addition, HSBC Bank USA entered into a civil money penalty order with FinCEN and a separate civil money penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Conduct Authority (the 'FCA') to comply with certain forward-looking AML and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1.9bn to US authorities and are continuing to comply with ongoing obligations. In July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. Under the agreements with the DoJ, FCA, and FRB, an independent monitor (who is, for FCA purposes, a 'skilled person' under Section 166 of the Financial Services and Markets Act) is evaluating and regularly assessing the effectiveness of HSBC's AML and sanctions compliance function and HSBC's progress in implementing its remedial obligations under the agreements.

HSBC Holdings has fulfilled all of the requirements imposed by the DANY DPA, which expired by its terms at the end of the two-year period of that agreement in December 2014. If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to any matters that are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA.

HSBC Bank USA also entered into a separate consent order with the OCC, requiring it to correct the circumstances and conditions as noted in the OCC's then most recent report of examination, and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise-wide compliance programme.

These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC's compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the 'Nominal Corporate Defendants') in New York State Supreme Court against certain current and former directors and officers of those HSBC companies (the 'Individual Defendants'). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In October 2014, the Nominal Corporate Defendants moved to dismiss the action, and the Individual Defendants who had been served also responded to the complaint. Plaintiff filed an amended complaint in February 2015.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and ADSs between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned subsidiary, HSBC Bank Canada, relating to HSBC's compliance with BSA, AML, sanctions and other laws.

In November 2014, a complaint was filed in the US District Court for the Eastern District of New York on behalf of representatives of US persons killed or injured in Iraq between April 2004 and November 2011. The complaint was filed against HSBC Holdings, HSBC Bank plc, HSBC Bank USA and HSBC Bank Middle East, as well as other non-HSBC banks and the Islamic Republic of Iran (together, the 'Defendants'). The plaintiffs allege that defendants conspired to violate the US Anti-Terrorism Act, by altering or falsifying payment messages involving Iran, Iranian parties and Iranian banks for transactions processed through the US. Defendants' motion to dismiss is due to be filed in March 2015.

These private lawsuits are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank'), with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had previously been authorised. The DoJ has requested additional information from HSBC Swiss Private Bank and other Swiss banks regarding the transfer of assets to and from US person-related accounts and employees who serviced those accounts. HSBC Swiss Private Bank is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies have received subpoenas and requests for information from US and other authorities, including with respect to US-based clients of an HSBC company in India.

In November 2014, HSBC Swiss Private Bank reached a final settlement with the SEC relating to cross-border brokerage and advisory services provided by HSBC Swiss Private Bank and its predecessor entities to US resident clients between 2003 and 2011.

In addition, various tax administration, regulatory and law enforcement authorities around the world, including in Belgium, France, Argentina, Switzerland and India, are conducting investigations and reviews of HSBC Swiss Private Bank in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC Swiss Private Bank has been placed under formal criminal examination by magistrates in both Belgium and France. In February 2015, HSBC was informed that the French magistrates are of the view that they have completed their investigation with respect to HSBC Swiss Private Bank and have referred the matter to the public prosecutor for a recommendation on any potential charges to be brought, whilst reserving the right to continue investigating other conduct at HSBC. In addition, in November 2014, the Argentine tax authority filed a complaint alleging an unlawful association between HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain current and former HSBC officers, which allegedly enabled HSBC customers to evade Argentine tax obligations. In February 2015, a public prosecutor in Switzerland commenced an investigation of HSBC Swiss Private Bank, and the Indian tax authority issued a summons and request for information to an HSBC company in India.

With respect to each of these ongoing matters, HSBC is cooperating with the relevant authorities. Based on the facts currently known, there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolutions, including the amounts of fines, penalties and/or forfeitures imposed on HSBC, which could be significant.

In light of the recent media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU, Switzerland and elsewhere, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates ('Libor'), European interbank offered rates ('Euribor') and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

In December 2013, the European Commission (the 'Commission') announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure. In May 2014, HSBC received a Statement of Objections from the Commission, alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC responded partially to the Commission's Statement of Objections in November 2014, and will have the opportunity to complete its response on a date to be decided by the Commission, once various procedural issues are resolved.

Based on the facts currently known, with respect to each of these ongoing investigations, there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolution, including the amounts of fines and/or penalties, which could be significant.

In addition, HSBC and other US dollar Libor panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('CEA'), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In March 2013, the New York District Court overseeing the consolidated proceedings related to US dollar Libor issued a decision in the six oldest actions, dismissing the plaintiffs' federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs appealed the New York District Court's decision to the US Court of Appeals for the Second Circuit, which later dismissed those appeals. In January 2015, the US Supreme Court reversed the Court of Appeals' decision and remanded the case to the Court of Appeals for consideration of the merits of the plaintiffs' appeal.

Other plaintiffs sought to file amended complaints in the New York District Court to assert additional allegations. In June 2014, the New York District Court issued a decision that, amongst other things, denied the plaintiffs' request for leave to amend their complaints to assert additional theories of Libor manipulation against HSBC and certain non-HSBC banks, but granted leave to assert such manipulation claims against two other banks; and granted defendants' motion to dismiss certain additional claims under the CEA as barred by the applicable statute of limitations. Proceedings with respect to all other actions in the consolidated proceedings were stayed pending this decision. The stay was lifted in September 2014. Amended complaints were filed in previously stayed non-class actions in October 2014; and amended complaints were filed in several of the previously stayed class actions in November 2014. Motions to dismiss were filed in November 2014 and January 2015, respectively, and remain pending.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate ('Tibor'). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the CEA, and state law. In March 2014, the New York District Court issued an opinion dismissing the plaintiffs' claims under US antitrust law and state law, but sustaining their claims under the CEA. In June 2014, the plaintiffs moved for leave to file a third amended complaint. HSBC has opposed that motion, which remains pending.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the CEA and state law. The plaintiffs filed a second and later third amended complaint in May 2014 and October 2014, respectively. HSBC intends to respond to the third amended complaint once a court-ordered stay expires, currently set for May 2015.

In September and October 2014, HSBC Bank plc and other panel banks were named as defendants in a number of putative class actions that were filed and consolidated in the New York District Court on behalf of persons who transacted in interest rate derivative transactions or purchased or sold financial instruments that were either tied to USD ISDAfix rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The complaint alleges, amongst other things, misconduct related to these activities in violation of US antitrust laws, the CEA and state law. In October 2014, the plaintiffs filed a consolidated amended complaint. A motion to dismiss that complaint was filed in December 2014 and remains pending. In February 2015, plaintiffs filed a second consolidated amended complaint replacing HSBC Bank plc with HSBC Bank USA.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Foreign exchange rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU and elsewhere, are conducting investigations and reviews into a number of firms, including HSBC, related to trading on the foreign exchange markets.

In November 2014, HSBC Bank plc entered into regulatory settlements with the FCA and the US Commodity Futures Trading Commission ('CFTC') in connection with their respective investigations of HSBC's trading and other conduct involving foreign exchange benchmark rates. Under the terms of those settlements, HSBC Bank plc agreed to pay a financial penalty of £216m (US$336m) to the FCA and a civil monetary penalty of US$275m to the CFTC, and to undertake various remedial actions.

In December 2014, the Hong Kong Monetary Authority ('HKMA') announced the completion of its investigation into the foreign exchange trading operations of The Hongkong and Shanghai Banking Corporation Limited ('HBAP'). The investigation found no evidence of market manipulation by HBAP and no monetary penalty was imposed. HBAP was required to implement various remedial actions.

The remaining investigations and reviews in the UK, the US and elsewhere are ongoing. Based on the facts currently known there is a high degree of uncertainty as to the terms on which they will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties, which could be significant. As at 31 December 2014, HSBC has recognised a provision in the amount of US$550m in respect of these matters.

In addition, in late 2013 and early 2014, HSBC Holdings, HSBC Bank plc, HNAH and HSBC Bank USA were named as defendants, amongst other banks, in various putative class actions filed in the New York District Court. In March 2014, the plaintiffs filed a consolidated amended complaint alleging, amongst other things, that defendants conspired to manipulate the WM/ Reuters foreign exchange benchmark rates by sharing customers' confidential order flow information, thereby injuring plaintiffs and others by forcing them to pay artificial and non-competitive prices for products based on these foreign currency rates ('the Consolidated Action'). Separate putative class actions were also brought on behalf of non-US plaintiffs (the 'Foreign Actions'). Defendants moved to dismiss all actions. In January 2015, the court denied defendants' motion to dismiss as to the Consolidated Action, but granted defendants' motion to dismiss as to the Foreign Actions.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Precious metals fix-related litigation and investigations

Since March 2014, numerous putative class actions have been filed in the US District Courts for the Southern District of New York, the District of New Jersey and the Northern District of California naming HSBC Bank USA, HSBC Bank plc, HSI and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London gold fix in order to reap profits on proprietary trades. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in December 2014, and HSBC's response was filed in February 2015.

Since July 2014, putative class actions were filed in the US District Court for the Southern District of New York and the Eastern District of New York naming HSBC Holdings, HNAH, HSBC Bank USA, HSBC USA Inc. and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of US antitrust laws and the CEA. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in January 2015, and HSBC's response is due in March 2015.

Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court naming HSBC Bank USA and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical Platinum Group Metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the CEA.

In November 2014, the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents relating to a criminal antitrust investigation that the DoJ is conducting in relation to precious metals. In January 2015, the CFTC issued a subpoena to HSBC Bank USA, seeking the production of certain documents related to HSBC Bank USA's precious metals trading operations. HSBC is cooperating with the US authorities in their respective investigations.

These matters are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response and attended an oral hearing in May 2014. Following the oral hearing, the Commission decided to conduct a further investigation phase before deciding whether or how to proceed with the case. HSBC is cooperating with this further investigation. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC.

In addition, HSBC Bank USA, HSBC Holdings and HSBC Bank plc have been named as defendants, amongst others, in numerous putative class actions filed in the New York District Court and the Illinois District Court. These class actions allege that the defendants, which include ISDA, Markit and several other financial institutions, conspired to restrain trade in violation of US antitrust laws by, amongst other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US.

In October 2013, these cases were consolidated in the New York District Court. An amended consolidated complaint was filed in January 2014, naming HSBC Bank USA and HSBC Bank plc as defendants, amongst other non-HSBC defendants. Following the filing of defendants' initial motions to dismiss in March 2014, plaintiffs filed a second amended consolidated complaint, which defendants also moved to dismiss. In September 2014, the court granted in part and denied in part the defendants' motion to dismiss. Discovery is in process.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. ('HSBC Brazil'), alleging, amongst other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court (the 'Supreme Court'). The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court's final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (the 'Superior Civil Court') is considering matters relating to, amongst other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolutions, including the amount of losses that HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$800m, although the upper end of this range is considered unlikely.

Regulatory Review of Consumer 'Enhancement Services Products'

HSBC Finance, through its legacy Cards and Retail Services business, offered or participated in the marketing, distribution, or servicing of products, such as identity theft protection and credit monitoring products, that were ancillary to the provision of credit to the consumer. HSBC Finance ceased offering these products by May 2012. The offering and administration of these and other enhancement services products, such as debt protection products, has been the subject of enforcement actions against other institutions by regulators, including the Consumer Financial Protection Bureau, the OCC, and the Federal Deposit Insurance Corporation. Such enforcement actions have resulted in orders to pay restitution to customers and the assessment of penalties in substantial amounts. We have made restitution to certain customers in connection with certain enhancement services products, and we continue to cooperate with our regulators in connection with their on-going review. In light of the actions that regulators have taken in relation to other non-HSBC credit card issuers regarding their enhancement services products, one or more regulators may order us to pay additional restitution to customers and/or impose civil money penalties or other relief arising from the prior offering and administration of such enhancement services products by HSBC Finance. There is a high degree of uncertainty as to the terms on which this matter will be resolved and the timing of such resolution, including the amount of any additional remediation which may lie in a range from zero to an amount up to US$500m.

11. Events after the balance sheet date

A fourth interim dividend for 2014 of US$0.20 per ordinary share (a distribution of approximately US$3,844m) was declared by the Directors after 31 December 2014.

These accounts were approved by the Board of Directors on 23 February 2015 and authorised for issue.

12. Capital structure

Composition of regulatory capital

	CRD IV transitional		Basel 2.5
	At 31 Dec 2014 (Audited) US$m	Estimated at 31 Dec 2013 (Unaudited) US$m	At 31 Dec 2013 (Audited) US$m
Tier 1 capital
Shareholders' equity	166,617	164,057	173,449
Shareholders' equity per balance sheet1	190,447	181,871	181,871
Foreseeable interim dividend2	(3,362)	(3,005)
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(11,532)	(5,851)	(5,851)
Deconsolidation of special purpose entities3	(323)	(1,166)	(1,166)
Deconsolidation of insurance entities	(7,208)	(6,387)

Non-controlling interests	4,640	3,644	4,955
Non-controlling interests per balance sheet	9,531	8,588	8,588
Preference share non-controlling interests	(2,127)	(2,388)	(2,388)
Non-controlling interests transferred to tier 2 capital	(473)	(488)	(488)
Non-controlling interests in deconsolidated subsidiaries	(851)	(757)	(757)
Surplus non-controlling interest disallowed in CET1	(1,440)	(1,311)

Regulatory adjustments to the accounting basis	(6,309)	(2,230)	480
Unrealised (gains)/losses in available-for-sale debt and equities4	(1,378)	-	1,121
Own credit spread5	767	1,112	1,037
Debit valuation adjustment	(197)	(451)
Defined benefit pension fund adjustment6	(4,069)	(1,731)	(518)
Reserves arising from revaluation of property	(1,375)	(1,281)	(1,281)
Cash flow hedging reserve	(57)	121	121

Deductions	(31,748)	(34,238)	(29,833)
Goodwill and intangible assets	(22,475)	(24,899)	(25,198)
Deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	(1,036)	(680)
Additional valuation adjustment (referred to as PVA)	(1,341)	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives and index stock)	(1,083)	(677)
50% of securitisation positions			(1,684)
50% of tax credit adjustment for expected losses			151
Negative amounts resulting from the calculation of expected loss amounts	(5,813)	(5,976)	(3,102)
	-

Common equity/core tier 1 capital	133,200	131,233	149,051

Additional tier 1 capital
Other tier 1 capital before deductions	19,687	14,573	16,110
Preference share premium	1,160	1,160	1,405
Preference share non-controlling interests	1,955	1,955	2,388
Allowable non-controlling interest in AT1	884	731
Hybrid capital securities	15,688	10,727	12,317

Deductions	(148)	(165)	(7,006)
Unconsolidated investments7	(148)	(165)	(7,157)
50% of tax credit adjustment for expected losses			151

Tier 1 capital	152,739	145,641	158,155

	CRD IV transitional		Basel 2.5
	At 31 Dec 2014 (Audited) US$m	Estimated at 31 Dec 2013 (Unaudited) US$m	At 31 Dec 2013 (Audited) US$m
Tier 2 capital
Total qualifying tier 2 capital before deductions	38,213	35,786	47,812
Reserves arising from revaluation of property and unrealised gains in available-for-sale equities			2,755
Collective impairment allowances			2,616
Allowable non-controlling interest in tier 2	99	86
Perpetual subordinated debt	2,218	2,218	2,777
Term subordinated debt	35,656	33,242	39,364
Non-controlling interests in tier 2 capital	240	240	300

Total deductions other than from tier 1 capital	(222)	(248)	(11,958)
Unconsolidated investments7	(222)	(248)	(7,157)
50% of securitisation positions			(1,684)
50% of negative amounts resulting from the calculation of expected loss amounts			(3,102)
Other deductions			(15)

Total regulatory capital	190,730	181,179	194,009

1 Includes externally verified profits for the year to 31 December 2014.
2 This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
3 Mainly comprise unrealised gains/losses in available-for-sale debt securities related to SPEs.
4 Unrealised gains/losses in available-for-sale securities are net of tax.
5 Includes own credit spread on trading liabilities.
 6 Under Basel 2.5 rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.

7 Mainly comprise investments in insurance entities.

Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis
(Unaudited)

	At 31 Dec 2014	Estimated at 31 Dec 2013
	US$m	US$m

Common equity tier 1 capital on a transitional basis	133,200	131,233
Unrealised gains arising from revaluation of property	1,375	1,281
Unrealised gains in available for sale reserves	1,378	-

Common equity tier 1 capital end point basis	135,953	132,514

Additional tier 1 capital on a transitional basis	19,539	14,408
Grandfathered instruments: Preference share premium	(1,160)	(1,160)
Preference share non-controlling interests	(1,955)	(1,955)
Hybrid capital securities	(10,007)	(10,727)
Transitional provisions:
Allowable non-controlling interest in AT1	(487)	(366)
Unconsolidated investments	148	165

Additional tier 1 capital end point basis	6,078	365

Tier 1 capital end point basis	142,031	132,879

Tier 2 capital on a transitional basis	37,991	35,538
Grandfathered instruments:
Perpetual subordinated debt	(2,218)	(2,218)
Term subordinated debt	(21,513)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital	(240)	(240)
Allowable non-controlling interest in tier 2	396	345
Unconsolidated investments	(148)	(165)

Tier 2 capital end point basis	14,268	11,747

Total regulatory capital end point basis	156,299	144,626

Capital ratios
(Unaudited)

	At 31 December
	2014	2013
	%	%
CRD IV transitional
Common equity tier 1 ratio	10.9	10.8
Tier 1 ratio	12.5	12.0
Total capital ratio	15.6	14.9

CRD IV end point
Common equity tier 1 ratio	11.1	10.9

Basel 2.5
Core tier 1 ratio	n/a	13.6
Tier 1 ratio	n/a	14.5
Total capital ratio	n/a	17.8

Total regulatory capital and risk-weighted assets
(Unaudited)

		CRD IV
	CRDIV transitional at	transitional estimated at	Basel 2.5 at
	31 Dec 2014	31 Dec 2013	31 Dec 2013
	US$m	US$m	US$m

Common equity tier 1 capital	133,200	131,233
Core tier 1 capital			149,051
Additional tier 1 capital	19,539	14,408	9,104
Tier 2 capital	37,991	35,538	35,854

Total regulatory capital	190,730	181,179	194,009

Risk-weighted assets	1,219,765	1,214,939	1,092,653

13. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2014 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

14. Dealings in HSBC Holdings plc listed securities

Except for dealings as intermediaries by HSBC Bank and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any of its subsidiaries have purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2014.

15. Interim dividends for 2015

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2015 will be US$0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

16. Corporate governance codes

HSBC is committed to high standards of corporate governance.

During 2014, HSBC has complied with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council in September 2012; and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the FCA and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year.

All Directors are routinely reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

The Directors of HSBC Holdings plc as at the date of this announcement are:

Douglas Flint, Stuart Gulliver, Phillip Ameen1, Kathleen Casey1, Safra Catz1, Laura Cha1, Lord Evans of Weardale1, Joachim Faber1, Rona Fairhead1, Sam Laidlaw1, John Lipsky1, Rachel Lomax1, Iain Mackay, Heidi Miller1, Marc Moses, Sir Simon Robertson1 and Jonathan Symonds1.

1 Independent non-executive Director.

The Group Audit Committee has reviewed the annual results for 2014.

17. For further information contact:
Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045 Gareth Hewett Telephone: +852 2822 4929 Robert Sherman Telephone: +1 212 525 6901	Investor Relations UK Telephone: +44 (0)20 7991 3643 Hong Kong Telephone: +852 2822 4908 USA Telephone: +1 224 880 8008

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/5396F_-2015-2-22.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                      Date: 23 February 2015